OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

2012 DRILLING RESULTS FOR Miranda’s red Canyon Project

Vancouver, BC, Canada –January 15, 2013– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has received all assays from its 2012 drill program completed in early December. Montezuma tested three target areas with a total of six reverse circulation (RC) drill holes totaling 7,435 feet (2,266 m). Montezuma is encouraged that all its 2012 drill holes intersected anomalous gold associated with altered rock and plans to resume drilling during the 2013 field season.

Montezuma’s drilling tested the following targets:

Ice: Vertical holes MR12-01 and -02 were collared about 310 ft and 425 ft, respectively, southeast of MR10-01 which intersected 20 ft (6.1 m) of 0.086 oz Au/ton (2.955 gm Au/t). Both holes intersected anomalous gold greater than 0.02 g Au/t.

The Hole: This previously undrilled target derives from a strong resistivity low with approximate plan dimensions of 2,000 x 2,600 ft (610 x 790 m). Montezuma interpreted the resistivity low as permissive for decalcified and clay-altered rock possibly associated with gold mineralization. One vertical hole (MR12-03) and two angle holes (MR12-04, west-directed, and MR12-05, east-directed) were drilled from the same pad within the resistivity low. All three holes intersected strongly clay-altered and hematite-stained rock with anomalous gold intercepts averaging over 0.02 g Au/t.

Wall: At Wall rock chip samples with up to 0.070 oz Au/ton (2.4 g Au/t) coincide with a geophysically inferred fault-bounded horst block that extends 5,000 ft (1,500 m) from Wall northwest through the Ice target area. Vertical hole MR12-06, which was collared on the west side of the horst block, was terminated at 695 ft (211.8 m) without having intersected the horst-bounding fault or the favorable lower-plate (of the Roberts Mountains Thrust), carbonate-host stratigraphy. MR12-06 intersected three zones with anomalous gold greater than 0.02 g Au/t.

The following table contains all gold intercepts greater than 10 ft (3 m) thick that average over 0.02 g Au/t.

Hole ID	Interval (ft)	Length (ft)	Interval (m)	Length (m)	Grade (g/t) Au
Ice
MR12-01	350-360	10	106.7-109.7	3	0.028
MR12-02	340-350	10	103.6-106.7	3	0.026
The Hole
MR12-03	150-165	15	45.7-50.3	4.6	0.106
	355-370	15	108.2-112.8	4.6	0.056
MR12-04	490-510	20	149.4-155.4	6.1	0.022
	605-625	20	184.4-190.5	6.1	0.024
	645-665	20	196.6-202.7	6.1	0.065
	685-700	15	208.8-213.4	4.6	0.115
MR12-05	450-490	40	137.2-149.4	12.2	0.040
Wall
MR12-06	225-235	10	68.6-71.6	3	0.021
	340-350	10	103.6-106.7	3	0.040
	495-505	10	150.9-153.9	3	0.023

	Original data are in feet and ppm (g Au/t). Some averages include an internal interval <0.02 g Au/t. True thickness of gold intercepts cannot be determined.

Montezuma's highest gold intercept in its 2012 drilling is 0.3 g Au/t in MR12-04 from 400-405 ft (121.9-123.4 m).

Since 2009 Montezuma has completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys. Montezuma has drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" through the upper plate of the Roberts Mountains Thrust that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick Gold's Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with, Montezuma Mines Inc., Navaho Gold Ltd.,

NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.